
July 1, 2021

Dietrich A. Stephan
President and Chief Executive Officer
NeuBase Therapeutics, Inc.
350 Technology Drive
Pittsburgh, PA 15219

      Re: NeuBase Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed June 23, 2021
           File No. 333-257327

Dear Dr. Stephan:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Margaret Schwartz at 202-551-7153 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences

cc: Jeff Hartlin, Esq.